BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


1.  Reporting Issuer:

	Lucky 1 Enterprises Inc. (the "Company")
	(formerly Golden Nugget Exploration Inc.)
	P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6


2.  Date of Material Change:

   	October 4, 2002


3.  News Release:

  	News release was disseminated via Vancouver Stockwatch and Market News Publishing.


4. Summary of Material Change:

	The Company announced that it has entered into a full and final Settlement Agreement with an Investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. As a result of the Company not closing the Private Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor.

	Pursuant to the terms and conditions of the Settlement Agreement, the Company has now closed the non-brokered Private Placement with the Investor by issuing 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.

5.  Full Description of Material Change:

	See attached Schedule "A"


6.  Senior Officer:

	Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.


7.  Statement of Senior Officer:

	The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this 4th day of October, 2002.


LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"
_______________________
President



c.c.:   Quebec Securities Commission
	Attention:  Continuous Disclosure

	Alberta Securities Commission
	Attention:  Continuous Disclosure

        Anfield Sujir Kennedy & Durno
        Attention:  Michael Kennedy

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SCHEDULE "A"

NEWS RELEASE


Symbol: LKYOF.OTC Bulletin Board


October 4, 2002


The Company is pleased to announce that it has entered into a full and final Settlement Agreement with an Investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. As a result of the Company not closing the Private Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor.

Pursuant to the terms and conditions of the Settlement Agreement, the Company has now closed the non-brokered Private Placement with the Investor by issuing 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.


On behalf of the Board of
Lucky 1 Enterprises Inc.


"Bedo H. Kalpakian"
____________________________
Bedo H. Kalpakian, President

C:GNRoct4.doc